UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2015.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

Ameriserv Financial
401(k) Profit Sharing Plan
(Full title of the plan)

Ameriserv Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

Ameriserv Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1. Financial Statements and Exhibits
a.	Financial Statements	Page Number
	Report of Independent Registered Public Accounting Firm.	3
	Statement of Net Assets Available for Benefits as of December 31, 2015 and 2014.	4
	Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014.	5
	Notes to Financial Statements.	6-15
	Supplemental Schedule.	16-17
b.	Exhibits
	Signatures	18

  Consent of S. R. Snodgrass, P.C.

        20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the AmeriServ Financial 401(k) Profit Sharing Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the AmeriServ Financial 401(k) Profit Sharing Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the AmeriServ Financial 401(k) Profit Sharing Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

 /s/S.R. Snodgrass, P.C.

Wexford, Pennsylvania

June 21, 2016

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments, at fair value:
Common / Collective Funds	$16,041,202	$16,513,146
Mutual Funds	7,448,220	8,353,122
Ameriserv Financial, Inc. Common Stock	379,818	312,267
Ameriserv Financial Capital Trust Preferred Stock	1,054,425	775,180
Annuity Insurance Contracts	1,209,170	1,203,628
Money Market Funds/Cash Equivalents	1,522,148	1,211,027
Total Investments, at fair value	27,654,983	28,368,370

Cash Notes Receivable From Participants	21,616 421,296	14,557 344,043
Contribution Receivable From Employer	-	15,902
Contribution Receivable From Participants	-	34,696
Accrued Interest Receivable	2,112	6,677
NET ASSETS AVAILABLE FOR BENEFITS	$28,100,007	$28,784,245
The accompanying notes are an integral part of these financial statements. 4

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME:

Net Appreciation (Depreciation) Of Investment	$(126,243)	$2,161,461
Interest And Dividends	213,117	196,574
Total Investment Income	86,874	2,358,035
Interest Income On Notes Receivable From Participants	12,049	12,456
CONTRIBUTIONS:
Contributions By Participants	1,027,979	1,065,227
Contributions By Employer	433,204	386,069
Rollovers	42,864	128,925
Total Contributions	1,504,047	1,580,221
Total Additions	1,602,970	3,950,712
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits Paid To Participants	2,287,208	5,568,362
Net Decrease	(684,238)	(1,617,650)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning Of The Year	28,784,245	30,401,895
End Of Year	$28,100,007	$28,784,245

The accompanying notes are an integral part of these financial statements

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Ameriserv Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

1General

The Plan is a defined contribution plan covering the employees of Ameriserv Financial, Inc., and its wholly owned subsidiaries Ameriserv Financial Bank, and Ameriserv Trust and Financial Services, (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2635-06 (the “Union”).  Following the amendment to close the defined benefit plan to employees hired after December 31, 2012, the Plan was amended, effective January 1, 2013.  Union employees who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service are eligible to participate, but are not eligible to receive an employer discretionary contribution until achieving 1,000 hours of service.  Non-union employees hired and rehired after December 31, 2012, are eligible to participate upon hire.  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

All eligible employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code. Non-union employees hired or rehired after December 31, 2012, will be provided an employer matching contribution equal to 50% of the first 6% of deferred compensation in addition to a nonelective contribution of 4% of their base pay plus commissions. For non-union employees hired before December 31, 2012 the match is 50 percent of the first 2 percent of pretax 401(k) contributions with no nonelective contributions. Fulltime salaried union employees hired after December 31, 2013 receive a dollar for dollar match up to 4% plus a nonelective contribution of 4% of their total eligible compensation. All other eligible union employees will receive a nonelective contribution of 4% based on their total eligible compensation.   Employees may elect to have their contributions, in 5 percent increments, invested in one or more of 39 mutual funds, 7 common/collective portfolios, 2 money market/cash equivalent funds, and the Ameriserv Financial, Inc. common or preferred stock administered by the Plan’s trustee.  The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds.  Additionally, participants can elect to have a portion of their portfolio invested in annuity accounts, which are restricted based on age and minimum investment thresholds.

The Companies have the right to make other discretionary contributions to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a

NOTE 1 - DESCRIPTION OF PLAN (continued)

percentage of compensation of eligible participants for the year.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the company’s contribution (if applicable) plus Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Companies’ contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the five year AmeriServ Financial published home equity rate on the day the loan is requested.  Principal and interest is paid ratably through bi-weekly payroll deductions. Interest rates on the notes receivable ranged from 2.89% to 11.99%, while the maturity dates ranged from January 31, 2016 to December 31, 2020.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account or elect to defer payment until a later date.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her fifth consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her fifth consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2015 and 2014, the forfeiture

NOTE 1 - DESCRIPTION OF PLAN (continued)

account had a balance of $11,346 and $14,294 respectively.  Forfeitures totaling $25,639 and $6,525 for the years ended December 31, 2015 and 2014, respectively, were reallocated to participants’ accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Pension Committee determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians, and insurance company.  See Note 7 for discussion of fair value measurements.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).” Part I of the guidance designates contract value as the only required measure for direct investments in fully benefit-responsive contracts. Part II of the guidance removes the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and net appreciation or depreciation by general type for all investments. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plans, as a direct filing entity,

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

disclosure of that investment’s strategy will no longer be required. Part III of the guidance reduces the complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The guidance is primarily effective for annual periods beginning after December 15, 2015; although early adoption is permitted. Parts I and II should be applied retrospectively while Part III should be applied prospectively. The Plan adopted ASU 2015-12 for the 2015 plan year. The impact of adopting this Update is reflected on the Statement of Net Assets Available for Benefits and in Notes 3 and 7.

In May 2015, FASB issued ASU 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." The guidance removes the requirement to categorize all investments within the fair value hierarchy for which the fair value is measured using the net asset value per share practical expedient and to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The guidance is primarily effective for annual periods beginning after December 15, 2015; although early adoption is permitted. The Plan adopted ASU 2015-07 for the 2015 plan year. The impact of adopting this Update is reflected in Note 7.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Interest income is recorded on the accrual basis.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  There was no contributions payable as of December 31, 2015 or 2014.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $116,552 and $110,404 for the years ended December 31, 2015 and 2014, respectively.

Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications.  Such classifications had no effect the net increase in plan assets or net assets available for benefits.

NOTE 3 - INVESTMENTS

The Plan investments are administered by Ameriserv Trust and Financial Services (the “Trustee”)

The Plan invests in the Federated Capital Preservation Fund, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at contract value.  Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2015, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

For the Federated Capital Preservation Fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment daily at contract value without any redemption notice or restrictions.  Plan level initiated transactions require a twelve month redemption notice in order to withdraw at full book value.  Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value.

The average yield for the Federated Capital Preservation Fund based on actual earnings for years ended December 31, 2015 and 2014 was 1.01% and .95% respectively.  This represents the annualized earnings of all investments in the Federated Capital Preservation Fund divided by the average balance of all investments, at fair value, in the Federated Capital Preservation Fund for year ended December 31, 2015.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Companies that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated April 9, 2012.  The plan has been amended since receiving the opinion letter, the prototype sponsor and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective funds that are managed by the Trustee of the Plan. The balance of these funds is $14,993,015 and $15,406,337 representing 53% and 54% of net assets available for benefits as of December 31, 2015 and 2014, respectively.  The Plan also invests in the Plan Sponsor’s common and preferred stock.  At December 31, 2015 and 2014, the Plan held 118,693 and 99,769 shares of AmeriServ Financial, Inc. common stock and 39,462 and 27,440 shares of AmeriServ Financial Capital Trust preferred stock respectively.  Dividends in the amount of $4,467 and $4,307 were received on common stock for the years ended December 31, 2015 and 2014, respectively. In addition dividends in the amount of $65,731 and $44,111 were received on preferred stock for the years ended December 31, 2015 and 2014, respectively.  Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides enhanced disclosures about assets and liabilities carried at fair value.  Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are described below:

Level I:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

Level III:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used for the years ending December 31, 2015 and 2014.

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts: Valued at the NAV of shares held by the plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund. The net asset value per unit is determined by dividing the net assets by the number of units outstanding on the day of valuation. In accordance with the terms of the Plan of Trust, the net asset value of the fund is determined daily. Units are issued and redeemed daily, at the daily net asset value. Also the net investment income and realized and unrealized gains on investments are not distributed.

Money Market:  These investments attempt to stabilize (NAV of its shares at $1.00) by valuing their portfolio securities using the amortized cost method. A market-based NAV per share is calculated on a periodic basis.  The issuers do not guarantee that the NAV will always remain at $1.00 per share.  Shares can be redeemed on a same day basis but only directly from the issuer.  Such transactions do not constitute an active market.

Variable Annuities:  Valuation based on the daily closing value of the sub accounts utilized in the individual annuity contract.  Variable Annuities are registered products and are subject to Financial Industry Regulatory Authority (FINRA), SEC, and state regulations.

Fixed/Index Annuities: Valued based on method outlined in the annuity contract, as calculated by the annuity provider, based on observable inputs through the review of existing contracts and readily available financial information available on the websites of the issuing financial institutions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	December 31, 2015
	Level I	Level II	Level III	Total
Assets:
Common/Collective Funds	$-	$1,048,187	$-	$1,048,187

Mutual Funds:
Index Funds	1,761,046	-	-	1,761,046
Balanced Funds	1,043,576	-	-	1,043,576
Growth Funds	3,732,747	-	-	3,732,747
Target Date Funds	210,420	-	-	210,420
Fixed Income Funds	645,143	-	-	645,143
Real Estate Funds	55,288	-	-	55,288
Total Mutual Funds	7,448,220	-	-	7,448,220

Common Stock Of
Ameriserv Financial, Inc.	379,818	-	-	379,818
Preferred Stock Of
Ameriserv Financial Capital Trust	1,054,425	-	-	1,054,425
Money Market Funds/Cash Equivalents	-	1,522,148	-	1,522,148
Annuity Insurance Contracts	-	1,209,170	-	1,209,170

  Total Assets In The Fair Value

Hierarchy	8,882,463	3,779,505	-	12,661,968

  Investments Measured At Net

Asset Value (a)	-	-	-	14,993,015

Investments at fair value	$8,882,463	$3,779,505	$-	$27,654,983

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

	December 31, 2014
	Level I	Level II	Level III	Total
Assets:
Common/Collective Funds	$-	$1,106,809	$-	$1,106,809

Mutual Funds:
Index Funds	2,146,099	-	-	2,146,099
Balanced Funds	1,198,360	-	-	1,198,360
Growth Funds	3,896,160	-	-	3,896,160
Target Date Funds	146,293	-	-	146,293
Fixed Income Funds	941,508	-	-	941,508
Real Estate Funds	24,702	-	-	24,702
Total Mutual Funds	8,353,122	-	-	8,353,122

Common Stock Of
Ameriserv Financial, Inc.	312,267	-	-	312,267
Preferred Stock Of
Ameriserv Financial Capital Trust	775,180	-	-	775,180
Money Market Funds/Cash Equivalents	-	1,211,027	-	1,211,027
Annuity Insurance Contracts	-	1,203,628	-	1,203,628

  Total Assets In The Fair Value

Hierarchy	9,440,569	3,521,464	-	12,962,033

  Investments Measured At Net

Asset Value (a)	-	-	-	15,406,337

Investments at fair value	$9,440,569	$3,521,464	$-	$28,368,370

(a)Investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Investments measured at net asset value per share and excluded from the fair value hierarchy are common/collective funds in the amounts of $14,993,015 and $15,406,337 at December 31, 2015 and 2014, respectively. The fair value of these investments is measured using the net asset value

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

per share practical expedient. These investments can be redeemed daily and without any restrictions on the timing of the redemption. There are no unfunded commitments associated with these investments. The primary investment objective of these common/collective funds is to either provide capital appreciation and income, capital appreciation and total return or income while minimizing principal volatility.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, money market funds, annuities, notes receivable from participants, common/collective funds, AmeriServ Financial, Inc. common stock and AmeriServ Financial Capital Trust preferred stock, contributions receivable, accrued interest receivable, cash and cash equivalents would be considered financial instruments. At December 31, 2015 and 2014, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Distributions are recorded in the financial statements at the time they are paid, but are accrued for on the Form 5500.

The following is a reconciliation of distributions per the financial statements at December 31, 2015, to Form 5500:

Distributions per financial statements

                     $2,287,208

 Benefit claims payable per Form 5500                                                  (94,600)

 Distributions per Form 5500

       $2,192,608

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	Common Stock
*	AmeriServ Financial, Inc.	Ameriserv Financial, Inc.	N/R	$379,818

	Total Common Stock			379,818

	Preferred Stock
*	AmeriServ Financial, Inc.	Ameriserv Financial Capital Trust	N/R	1,054,425

	Total Preferred Stock			1,054,425

	Mutual Funds
	Alliance Bernstein	S/C – Adv #426	N/R	110,026
	Calvert	Calvert Social Equity	N/R	2,978
	Dodge & Cox	Balanced Fund	N/R	673
	Federated	Inst’l High-Yield Bond Fd	N/R	18,786
	Fidelity	Sel Softward & Comp #28	N/R	68,018
	Fidelity	Low-Priced Stock Fund	N/R	608,079
	Fidelity	New Markets	N/R	25,065
	First Eagle	Global Fund –I	N/R	277,514
	Harbor	Inst’l Lnt’l Fd	N/R	38,057
	Janus	Global Life Science	N/R	175,646
	John Hancock III	Disc Value Mid Cap	N/R	51,098
	Loomis Sayles	Bond Fund	N/R	36,585
	Oppenheimer	International Small Cap	N/R	212,886
	Natixis Loomis Sayles	Limited Term	N/R	181,807
	Pimco	GNMA Fund – Inst	N/R	66,914
	Pimco	Income Instl Fd #1821	N/R	58,822
	Pimco	Real Estate Real Return St-1	N/R	55,288
	Pimco	Total Return Fund #35	N/R	257,165
	Primecap	Odyssey Aggr Grwth Fd	N/R	319,348
	T. Rowe Price	Capital Appreciation	N/R	1,042,902
	T. Rowe Price	Equity Income	N/R	306,758
	T. Rowe Price	Financial Services	N/R	29,239
	T. Rowe Price	Health Sciences Fd #114	N/R	788,121
	T. Rowe Price	Retire 2020	N/R	5,637
	T. Rowe Price	Retire 2025	N/R	21,301
	T. Rowe Price	Retire 2030	N/R	8,570
	T. Rowe Price	Retire 2035	N/R	124,271
	T. Rowe Price	Retire 2040	N/R	1,572
	T. Rowe Price	Retire 2045	N/R	38,012

16 AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2015 (continued)

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	T. Rowe Price	Retire 2050	N/R	2,322
	T. Rowe Price	Retire 2055	N/R	7,806
	T. Rowe Price	Retire 2060	N/R	929
	Vanguard	Extended Market Index Fd	N/R	16,117
	Vanguard	Small Cap Index-Sig	N/R	37,300
	Vanguard	Institutional Index	N/R	1,662,903
	Vanguard	Total Bond Market Index	N/R	44,726
	Wells Fargo	Advantage Growth-INS	N/R	103,222
	Yacktman Fund	Growth	N/R	641,757

	Total Mutual Funds			7,448,220

	Common / Collective Funds
*	Pathroad Tactical Balance Growth & Income		N/R	6,143,593
*	Pathroad Tactical Capital Appreciation & Income		N/R	4,560,346
*	Pathroad Conservative Fixed Income		N/R	111,391
*	Pathroad Tactical Conservative Growth & Income		N/R	1,569,622
*	Pathroad Tactical Intermediate-Term Fixed Income		N/R	280,519
*	Pathroad Tactical Long-Term Equity		N/R	2,327,544
	Federated Capital Preservation		N/R	1,048,187

	Total Common/Collective Funds			16,041,202

	Money Market Funds
	Goldman Sachs Financial Prime Obligations		N/R	1,184,090
	Goldman Sachs Financial Treasury Obligations		N/R	338,058

	Total Money Market Funds			1,522,148
	Annuity Insurance Contracts		N/R	1,209,170

* Participant Loans			-	421,296
		Interest rates ranging from 2.89% to 11.99%
		Maturity dates ranging from 1/31/16 to 12/31/20
	Total			$28,076,279

* Party-in-Interest
N/R – Not Required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 21, 2016

AmeriServ Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By: /s/David M. Margetan

David M. Margetan, Vice President

Assistant Manager Retirement Services

Exhibit Index

Exhibit

1.

Consent of S. R. Snodgrass, P.C

Exhibit 1.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We consent to the incorporation by reference in the Registration Statement Nos. 333-67600 and 333-176869 on Forms S-8 of AmeriServ Financial, Inc. of our report dated June 21, 2016, relating to our audits of the financial statements and supplemental schedule, which appear in this Annual Report on Form 11-K of the AmeriServ Financial 401(k) Profit Sharing Plan for the year ended December 31, 2015.

/s/S.R. Snodgrass, P.C.

Wexford, Pennsylvania

June 21, 2016